UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO – T/A

Amendment No. 2

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Asia Satellite Telecommunications

Holdings Limited

(Name of Subject Company)

Asia Satellite Telecommunications Holdings Limited

AsiaCo Acquisition Ltd.

Able Star Associates Limited

GE Capital Equity Investments, Inc.

Bowenvale Limited

CITIC Group

General Electric Capital Corporation

(Names of Filing Persons)

Ordinary Shares, par value HK$0.10 per share

American Depositary Shares, each representing 10 Ordinary Shares

(Title of Class of Securities)

763991-02-3 (Ordinary Shares)

04516X106 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Catherine Chang Asia Satellite Telecommunications Holding Limited 17th Floor, The Lee Gardens 33 Hysan Avenue Causeway Bay, Hong Kong Tel: 852 2500 0888	Kenneth Ko AsiaCo Acquisition Ltd. Room 2118, Hutchison House 10 Harcourt Road Hong Kong Tel: 852 2861 2727

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: +44 20 7367 1601	Lawrence Vranka, Jr. Scott I. Sonnenblick Linklaters LLP 1345 Avenue of the Americas New York, NY 10105 Tel: (212) 903-9000	Joseph T. Verdesca Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 Tel: (212) 310-8000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)(3)
$92,778,975.38	$2,848.31

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by multiplying (x) 46,116,990 (which is the estimate of the number of AsiaSat Shares held by U.S. holders (either directly or in the form of American Depositary Shares, each representing 10 ordinary shares)) times (y) the purchase price of HK$15.73 per AsiaSat Share, net in cash, converted to US dollars using an exchange rate of HK$7.8188 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on May 20, 2007.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

(3)	Sent via wire transfer to the SEC on May 21, 2007.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☒  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,848.31

Form or Registration No.: Schedule TO/13E-3

Filing Party: AsiaCo Acquisition Ltd

Date File: May 25, 2007

☐  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 is the final amendment to the Tender Offer Statement on Schedule TO/13E-3 (the “Schedule TO”) initially filed with the SEC on May 25, 2007, as amended on June 14, 2007, by Asia Satellite Telecommunications Holdings Limited (“AsiaSat” or “the Company”), AsiaCo Acquisition Ltd. (“AsiaCo”), Able Star Associates Limited (“Able Star”), GE Capital Equity Investments, Inc. (“GE Equity”), Bowenvale Limited (“Bowenvale”), CITIC Group (“CITIC”) and General Electric Capital Corporation (“GECC”). Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the US Offer Document filed as Exhibit 99(a)(5)(1) hereto.

The press release (the “Press Release”) announcing the results of the Offers has been filed as Exhibit (a)(5)(18) hereto and is incorporated herein by this reference.

ITEM 8.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

ITEM 11.  ADDITIONAL INFORMATION.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Items 8, 11 and 13 of the Schedule TO are hereby amended and supplemented by including the following:

As at 4.00 p.m. on 26 June 2007 (Hong Kong time), being the latest time for receiving acceptances under the Offers, the Offeror had received valid acceptances under the Share Offer and the US Share Offer in respect of 22,269,695 AsiaSat Shares (including AsiaSat Shares represented by ADSs), representing approximately 18.21% of the AsiaSat Shares under the Share Offer and the US Share Offer and approximately 5.69% of AsiaSat’s entire issued share capital.

Prior to the Offers, the Offeror held no AsiaSat Shares, although Bowenvale, a person presumed under the Takeovers Code to be acting in concert with the Offeror, beneficially owned in aggregate 268,905,000 AsiaSat Shares, representing approximately 68.74% of AsiaSat’s issued share capital.

Taking into account the valid acceptances tendered under the Share Offer and US Share Offer, the Offeror and persons acting in concert with it are interested in 291,174,695 AsiaSat Shares, representing approximately 74.43% of AsiaSat’s entire issued share capital as at the date of the Press Release.

Valid acceptances in respect of 3,563,500 Options under the Option Offer have also been received, representing approximately 93.20% of the Options granted under the Share Option Scheme.

ITEM 12. EXHIBITS.

Item 12 is hereby amended and supplemented as follows:

(a)(5)(18) Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ Peter Jackson
Name:	Peter Jackson
Title	Chief Executive Officer
Date:	June 26, 2007

ASIACO ACQUISITION LTD.

By:	/s/ Ronald J Herman, Jr. Kenneth Ko
Name:	Ronald J Herman, Jr. Kenneth Ko
Title	Director Director
Date:	June 26, 2007

ABLE STAR ASSOCIATES LIMITED

By:	/s/ Mi Zeng Xin
Name:	Mi Zeng Xin
Title	Director
Date:	June 26, 2007

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Ronald J Herman, Jr.
Name:	Ronald J Herman, Jr.
Title	President
Date:	June 26, 2007

BOWENVALE LIMITED

By:	/s/ Ronald J Herman, Jr. Kenneth Ko
Name:	Ronald J Herman, Jr. Kenneth Ko
Title	Director Director
Date:	June 26, 2007

CITIC GROUP

By:	/s/ Mi Zeng Xin
Name:	Mi Zeng Xin
Title	Director
Date:	June 26, 2007

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Ronald J Herman, Jr.
Name:	Ronald J Herman, Jr.
Title	Vice President
Date:	June 26, 2007

Exhibit Index

(a)(5)(1)*	US Offer Document, dated May 25, 2007

(a)(5)(2)*	Letter of Transmittal

(a)(5)(3)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(4)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(5)*	US Form of Acceptance

(a)(5)(6)*	New York Times advertisement, dated May 25, 2007

(a)(5)(7)[1]	Press Release issued by Modernday Limited and Asia Satellite Telecommunications Holdings Limited on February 13, 2007

(a)(5)(8)[1]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 6, 2007

(a)(5)(9)[1]	Letter to Shareholders, dated March 19, 2007

(a)(5)(10)[2]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 19, 2007

(a)(5)(11)[3]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on March 30, 2007

(a)(5)(12)[4]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 23, 2007

(a)(5)(13)[5]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007

(a)(5)(14)[6]	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 30, 2007

(a)(5)(15)*	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(a)(5)(16)*	Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

(a)(5)(17)[1]	Scheme Document, dated March 19, 2007

(a)(5)(18)	Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on June 26, 2007

(b)(1)[1]	Term Loan Facility Agreement, dated February 12, 2007, among Modernday Limited, CITIC Group and GE Capital Equity Investments, Inc.

(c)(1)*	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated May 25, 2007

(c)(2)*	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on May 2, 2007

(c)(3)[1]	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated March 19, 2007

(c)(4)[1]	Presentation given by CLSA Equity Capital Markets Limited to the independent non-executive directors of Asia Satellite Telecommunications Holdings Limited on March 3, 2007

(c)(5)[1]	Excerpt of summary presentation by Morgan Stanley to Able Star Associates Limited dated January 10, 2007

(d)(1)[1] +	Agreement of Restrictive Covenants, dated February 13, 2007, among CITIC Group, SES S.A., SES Global Holding AG, Bowenvale Limited and Modernday Limited

(d)(2)[1]	Co-Operation Agreement, dated February 13, 2007, among CITIC Group, Able Star Associates Limited, General Electric Capital Corporation and GE Capital Equity Investments, Inc.

(d)(3)[1]	Shareholders’ Agreement, dated February 13, 2007, among CITIC Group, GE Capital Equity Investments, Inc., AsiaCo Acquisition Ltd., Able Star Associates Limited and General Electric Company, relating to AsiaCo Acquisition Ltd.

(d)(4)[1]	Share Redemption Agreement, dated February 13, 2007, among SES, GE CFE Luxembourg S. a r.l., GE Capital Equity Holdings Inc. and General Electric Capital Corporation

(d)(5)[1]	Consent Letter Agreement, dated February 13, 2007, among General Electric Capital Corporation, CITIC Group, Able Star Associates Limited, SES, SES Global Holding AG and Bowenvale Limited

(d)(6)[1]	Registration Rights Agreement, dated June 6, 1996, among AsiaSat, CITIC Group, and other parties

(d)(7)[1]	Reimbursement Letter Agreement, dated February 13, 2007, between AsiaCo Acquisition Ltd and Asia Satellite Telecommunications Holdings Limited

(d)(8)[1]	Shareholders’ Agreement, by and among, Able Star Associates Limited, GE Pacific-1 Holdings, Inc., GE Pacific-2 Holdings, Inc., GE Pacific-3 Holdings, Inc., Bowenvale Limited, CITIC Group and General Electric Company, dated March 29, 2007

*	Filed with SEC on Schedule TO/13E-3 on May 25, 2007.
[1]	Filed with SEC on Schedule 13E-3 on March 20, 2007.
[2]	Filed with SEC on Schedule 13E-3/A on March 21, 2007.
[3]	Filed with SEC on Schedule 13E-3/A on April 4, 2007.
[4]	Filed with SEC on Schedule 13E-3/A on April 24, 2007.
[5]	Filed with SEC on Schedule 13E-3/A on April 26, 2007.
[6]	Filed with SEC on Schedule TO-C on April 30, 2007.
+

Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under Rule 24b-2 of the Securities Exchange Act of 1934.